SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ELECTROSTAR, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    286164108
                                 (CUSIP Number)

                                 Mark H. Swartz
                     Vice President--Chief Financial Officer
                             Tyco International Ltd.
                                  One Tyco Park
                                Exeter, NH 03833
                                 (603) 778-9700

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 27, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                Page 1 of 5 pages

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                                  SCHEDULE 13D
CUSIP No.  286164108                        Page 2 of 5  Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tyco International Ltd.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [ ]

                                             (b)
3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION  Massachusetts


                    7) SOLE VOTING POWER
                                  (See Item 5)
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES                      (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH                        (See Item 5)
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH                        (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
           (See Item 5)                                [x]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           (See Item 5)

14)  TYPE OF REPORTING PERSON
          CO

                                  Schedule 13D

Item 1.   Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of ElectroStar, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 710 North 600 West, Logan, Utah 84321.


Item 2.   Identity and Background.

         This Statement is being filed by Tyco International Ltd. (the "Reporting Persons"). The information set forth in Item 2, "Identity and Background," of the Reporting Person's Tender Offer Statement on Schedule 14D-1, dated December 5, 1996, filed with respect to the Common Stock (the "Schedule 14D-1") is incorporated herein by reference. By filing this Statement, the Reporting Person does not concede that it is a beneficial owner of more than 5% of the outstanding Common Stock. See Item 5.


Item 3.   Source and Amount of Funds or Other Consideration.

         The information set forth in Item 4, "Source and Amount of Funds or Other Consideration," of the Schedule 14D-1 is incorporated herein by reference.


Item 4.   Purpose of Transaction.

         The information set forth in Item 5, "Purpose of the Tender Offer and Plans or Proposals of the Issuer," of the Schedule 14D-1 is incorporated herein by reference.


Item 5.   Interest in Securities of the Issuer.

         The information set forth in Item 6, "Interest in Securities of the Subject Company," of the Schedule 14D-1 is incorporated herein by reference.


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

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

         The  information  set  forth  in  Item  7,  "Contracts,   Arrangements,
Understandings   or  Relationships   with  respect  to  the  Subject   Company's
Securities," of the Schedule 14D-1 is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

         The Exhibits filed pursuant to Item 11, "Material to be Filed as Exhibits" of the Schedule 14D-1 are incorporated herein by reference.


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

                            SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 9, 1996

                             TYCO INTERNATIONAL LTD.

                         /s/ Mark H. Swartz
                         ------------------
                         By: Mark H. Swartz
                             Vice President -- Chief Financial Officer


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